March 8, 2018

VIA E-MAIL

Mara L. Ransom, Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Energy Conversion Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 18, 2017
File No. 333-220935

Dear Ms. Ransom:

Use of Proceeds, page 11

1. We note your revisions in response to comment 3. You currently provide a footnote below the use of proceeds table which indicates that legal and accounting expenses are comprised mostly of offering expenses. As previously requested, please revise this table to present all offering expenses on the line titled “Repayment of Offering Costs.” Note that the uses of proceeds presented below “Net Proceeds to the Company” should reflect uses of proceeds other than offering costs, i.e. the uses of the net proceeds to the company. As previously requested, if the amount of offering costs that you reflect on the line titled “Repayment of Offering Costs” does not equal the $18,237 of offering costs that you present on page II-1 under Item 13, clearly explain to us in your response the reason why these amounts differ.

Repayment of Offering Costs line added.

Dilution, page 12

2.  We note your revisions in response to comment 6. Please revise the line in your dilution table that is titled “Net proceeds to the company” to reflect your gross proceeds from this offering minus your offering costs. The amounts that you currently present on this line do not give effect to your offering costs.

Revised to reflect offering costs.

3.  Please refer to the last two lines in this table which are titled “Current Shareholders % after offering” and “Purchasers % after offering.” Please tell us why the sum of the percentage owned by current shareholders and the percentage owned by purchasers is greater than 100%, or revise so that total ownership equals 100%.

Revised to correct the typo to reflect ownership percentage and not dilution percentage.

Description of Business and Property, page 13

4.  We note your response to comment 7 and your statement that you have “not installed any units as of this date.” However, your disclosure is not fully responsive. As previously requested, revise to prominently state that you have not purchased any equipment and do not have the funds to purchase any equipment at this time. Please also state explicitly that you have not entered into any power purchase agreements or received any royalty payments to date. Please also state that your forecasts regarding rising electricity prices, cost savings to gas producers and expectations about contractual terms are purely speculative and cannot be guaranteed, or remove such statements.

Revised to prominently state the above.

5.  We note your revised disclosure in response to comment 9, and your statement to us that the projections you provide are based on the experience of unidentified “similar companies.” In light of your lack of history of operations and experience in this industry and with the technology and equipment you plan to use, it is unclear how the projections you present are consistent with a good faith assessment of the company’s future performance. Accordingly, please remove all such disclosure or revise your disclosure to provide equal disclosure of the costs you will incur to purchase and install this equipment. If you continue to include the referenced assumptions, please also clearly disclose that there is no guarantee that your future revenues or costs will be consistent with these assumptions.

The purchase price and maintenance fees are quotes from Caterpillar and those cost will be fixed costs, and the royalty cost is tied to the revenues and not to the cost of natural gas since the price of natural gas may vary. We also have obtained the counsel of a firm that has units on the ground that has been in operation 24/7 for over two years.

6.  We note your revisions on page 13 to describe a 250 Kw gas generator that you may purchase from Caterpillar and a 1000 Kw gas generator that you may purchase from Caterpillar. Please revise to also disclose the price you expect to pay to purchase each of these generators.

Price quotes from Caterpillar range from $375,000 for a 250 Kw unit to $1,250,000 for a 1000 Kw unit new. And 25% less for units that are refurbished directly from Caterpillar.

Financial Statements

7. Please update your financial statements to comply with Rule 8-08 of Regulation S-X. In doing so, please present interim financial statements for the 6 months ended November 30, 2017. When you update your interim financial statements, also update the related financial disclosures throughout your filing.

Updated to November 30, 2017.

Very Truly yours,

/s/ Lisa Averbuch

Lisa Averbuch.